Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ALL OF ITS EMPLOYEES ON OCTOBER 16, 2006.

Steps to Close the Deal: What You Need to Know

McDATA Team Members,

As part of our efforts to keep you informed, we wanted to provide you with an overview of the process of combining McDATA and Brocade.

On Aug. 8, the companies announced the Definitive Agreement. This agreement outlines the terms and conditions of the transaction. It includes operating procedures during the period following the announcement of the transaction, and closing conditions of the deal.

Since the announcement, both Brocade and McDATA senior leaders have been out meeting with their respective partners, shareholders and customers regarding the transaction. Their response has been extremely positive.

Customers appreciate the anticipated benefit of a greater breadth of products and services, accelerated innovation for customer solutions, interoperability and unified SAN management, and a natural convergence of next generation products. We believe partners will benefit from a more compelling and complete set of solutions and an increased ability to provide high value support, services and coverage for customers – which translates to greater customer satisfaction. We believe shareholders will benefit from the significant cost synergies and the company’s combined potential future.

Shortly following the announcement of the transaction, we entered the approval stage. As you know, there are a variety of reviews/approvals that are needed.

•	Antitrust Review – The transaction is subject to review by the Federal Trade Commission (FTC) under the Hart Scott Rodino (HSR) Act. Recently the FTC requested additional information from Brocade and McDATA regarding the proposed transaction (you can read a press release discussing this in more detail at http://biz.yahoo.com/prnews/061003/sftu083.html?.v=76). Both teams are working diligently to respond to the FTC’s request.

•	Securities and Exchange Commission (SEC) – The SEC’s approval is also required. Brocade filed the S-4 Registration Statement/Joint Proxy Statement on Oct. 3. Included in the S-4 is a history of the deal and company financial-related data that is typically filed in quarterly and annual reports (10-K, 10-Q, Proxy Statement, etc.), including retention grants that were made to McDATA senior executives at the time the deal was announced on Aug. 8. Additionally, all written communications related to the transaction, including employee communications, must be filed with the SEC.

•	Federal Communications Communication (FCC) – Given that McDATA is a competitive local exchange carrier (CLEC) that resells bandwidth, there will be filings with the FCC and various state Public Utility Committees (PUCs). This process is underway.

•	Shareholder Approval – Shareholders of both companies need to approve the transaction. We’ll move forward with shareholder approval as soon as practicable after approval from the SEC.

We hope this information helps you further understand the steps we must take and the actions we must follow to close this transaction. We’ll continue to keep you updated on the progress of the deal. If you have additional questions regarding this process, please send them to the McDATA Speaker Box.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.